Morgan, Lewis & Bockius LLP

One Federal Street

Boston, Massachusetts 02110

August 14, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	CRM Mutual Fund Trust

Registration Statement on Form N-14

(File No. 333-233266)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), please accept this letter as a request for the Commission’s consent to the withdrawal of Post-Effective Amendment No. 1 (the “Amendment”) to the combined proxy statement and registration statement on Form N-14 (the “Registration Statement”) of CRM Mutual Fund Trust (the “Registrant”), which was filed on August 14, 2019 (File No. 333-230321; Accession No. 0001193125-19-221040).

The Registration Statement became effective on April 14, 2019, pursuant to Rule 488 under the Securities Act. The Registrant intended to file the Amendment as a post-effective amendment pursuant to Rule 485(b) under the Securities Act for the purpose of filing the final opinion supporting the tax consequences of the reorganization to which the Registration Statement relates. However, the Registrant inadvertently filed the Amendment under EDGAR submission type N-14. The Amendment should have been filed under EDGAR submission type 485BPOS.

The Registrant hereby requests that an order be issued granting its request for withdrawal of the Amendment as soon as is practicable.

Please call the undersigned at (617) 951-8458 with any questions.

Sincerely,

/s/ Jeremy B. Kantrowitz

Jeremy B. Kantrowitz